Via EDGAR Transmission

April 14, 2025

Nataliia Petranetska Chief Executive Officer

Sky Century Investment, Inc.

220 Emerald Vista Way #233 Las Vegas, NV

Re:	Sky Century Investment, Inc.
Registration Statement on Form 10-12G
Filed January 14, 2025 File No. 000-56603

Dear Robert Shapiro and Rebekah Reed,

Set forth below are the responses of Sky Century Investment, Inc. (the ‘Company’, ‘we’, ‘us’ or ‘our’) to comments received from the staff of the Division of Corporation Finance Office of Trade & Services (the ‘Staff’) of the Securities and Exchnage Commission (the ‘SEC’) by letter dated April 1, 2025, with respect to the Company`s Form 10-12G, including the fiscal years ended August 31, 2024 and 2023, which was filed initially with the SEC on January 14, 2025.

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Form 10-12G of the Company, which includes the financial statements as of November 30, 2024.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to the Form 10-12G, unless otherwise specified.

Amendment No. 1 to Registration Statement on Form 10-12G filed March 14, 2025 Item 1. Description of Business, page 1

1.Where you discuss the portion of your business regarding “the selling of RSS feeds and Podcasts,” please elaborate on how you generate revenues from these activities, including how agreements or arrangements with clients and with sources of the feeds and podcasts are structured. Additionally, we reissue the portion of prior comment 2 asking that you explain how the material contracts with ITEQ Logic Ltd. and Marketbiz Limited on file as exhibits relate to your business activities.

Response: The “Description of Business” and “MD&A” sections have been disclosed as requested.

The Company confirms that the material contracts with ITEQ Logic Ltd. and Marketbiz Limited, filed as exhibits, are not related to our business activities. These agreements, along with their amendments and promissory notes, were submitted in response to SEC Comment #16 from the SEC Comment Letter dated November 21, 2023, regarding the Company’s Form 10-12G, which was withdrawn on December 15, 2023.

ITEQ Logic Ltd. and Marketbiz Limited were the Company’s counterparties. As of the date of this response, the Company has no outstanding debts to them, as all obligations were partially paid and converted into shares of common stock, as detailed on page F-25.

Item 1A. Risk Factors, page 4

2.We note your disclosure in response to prior comment 20 clarifying that all outstanding shares of preferred stock are held by Yan Tie Ying. Please add a risk factor highlighting the disparate voting rights of your preferred stock and resulting concentration of control. Quantify the percentage of voting power that Ying controls through ownership of preferred and common stock, and state whether they control and/or significantly influence the outcome of matters requiring shareholder approval, as applicable.

Response: The risk factor “Concentration of Voting Power May Limit Shareholder Influence” was added on page 8 to address your comment.

Dependence on a Limited Number of Clients, page 6

3.Please provide additional detail regarding the level of customer concentration within your business, such as the percentage of revenues in recent financials periods resulting from one or a few major clients. Provide this information in your Item 1 business disclosure as well. To the extent you are substantially dependent on any particular client(s), describe the material terms of your arrangements with them and file any related written agreement as an exhibit to the registration statement.

Response: The risk factor was updated to address your comment. The “Dependence on a Limited Number of Clients” was also provided in Item 1 on page 1.

Outstanding Notes Payable and Potential Dilution, page 8

4.We note your response to prior comment 5 and added disclosure that you “may incur future notes payable to third parties.” Please further revise to address the promissory notes held by ITEQ Logic Ltd and Marketbiz Limited discussed at page F-26. Disclose the aggregate outstanding amount payable to third parties and the number of shares of common stock that could be issued if remaining outstanding amounts are converted in full.

Response: Please note that both debts have been fully settled through partial payments and conversions to equity. As of November 30, 2024, the outstanding amounts have been fully converted, and no further obligations remain under these notes. While these notes have been closed, the Company has not included them in the risk factor “Outstanding Notes Payable and Potential Dilution”, however, we expanded the details on page F-25.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 9

5.You disclose on page 12, “For the three months ended November 30, 2024, the Company did not generate revenues due to a lack of proper customer outreach as the Company shifted its focus to new markets and redirected resources toward exploring new industry opportunities, particularly in IT Services and marketing.” You also disclose on pages 2 and 10 that the selling of RSS Feeds and Podcasts accounted for zero revenues for the three months ended Nov. 30, 2024. Please revise your discussion of the Cannabis News application and RSS Feeds and Podcasts segments to accurately reflect the current status of segment operations, and your focus on developing new business in the IT Services and Marketing Services segments. Also, revise your discussion of the RSS Feeds and Podcasts segments elsewhere in the prospectus including on pages 1, 2, 4 and 9 in Item 1 for consistency.

Response: The discussions of the Cannabis News application and RSS Feeds and Podcasts have been revised to address your comment.

Item 7. Certain Relationships and Related Transactions and Director Independence, page 17

6.Please update your disclosure regarding the 2021 Loan Agreement to disclose the amount due to Nataliia Petranetska as of November 30, 2024 and the most recent date for which information is available. In this regard, the outstanding amount is provided only as of August 31, 2024, whereas more recent financial statements are included in the filing and Item 404(a)(5) calls for the amount outstanding “as of the latest practicable date.” Similarly update your disclosure of payroll liabilities due to Petranetska.

Response: The disclosure was updated to address your comment.

Item 10. Recent Sales of Unregistered Securities, page 18

7.We reissue prior comment 12 in part. Please provide the information required by Item 701 of Regulation S-K with respect to all convertible notes or other debt securities issued by the company within the past three years. In this regard, it appears that these issuances constituted sales of unregistered securities, and your disclosure focuses only on the conversion of such notes into shares of common stock. For example, provide the information required by Item 701 (e.g., date of sale, title and amount of securities sold, and consideration) regarding the promissory notes issued to Marketbiz Limited, ITEQ Logic, and Cannabis News LLC discussed at page F-26.

Response: The Item 10 was updated to address your comment on page 18.

Notes to Financial Statements for the Years Ended August 31, 2024 and 2023 Note 5. Stockholders` Deficit, page F-11

8.We note your revised disclosures in Item 10 on page 18 and in Note 5 on page F-11. However, the number of shares issued to Khamijon Alimzhanov between November 1, 2022 and January 5, 2023 totaling 49,592,469 common shares for conversion of notes payable and salary debt does not appear to reconcile to the 19,092,469 common shares beneficially owned by him in Item 4 on page 15. Please clarify or revise.

Response: The Note 6 was revised on pages F-13 and F-25.

Note 6. Related Party Transactions, page F-12

9.Please reconcile the payroll liabilities to your director Ms. Petranetska of $160,000 and $100,000 at August 31, 2024 and 2023, respectively, with the amounts on your consolidated balance sheets at the reporting dates. If such amounts are included in accounts payable and accrued expenses on your consolidated balance sheets at August 31, 2024 and 2023, please revise to separately present amounts due to related parties for accounts payable and accrued expenses. This comment also applies to the accrued payroll liabilities to your director of $175,000 and $160,000 at November 30, 2024 and August 31, 2024, respectively, in Note 6 on page F-25. Refer to Rule 4- 08(k)(1) of Regulation S-X.

Response: The payroll liabilities were reconciled on consolidated balance sheets on pages F-3 and F-16. Also, the Note 6 on page F-25 was updated accordingly.

10.Please revise your disclosures to include the issuance of 21,142,857 common shares to Mr. Alimzhanov on November 1, 2022 for the conversion of outstanding notes payable as disclosed in Note 5 on page F-12. Please note this revision also applies to the disclosure in Note 6 on page F-25 of your interim financial statements for the three months ended November 30, 2024.

Response: The disclosures were revised on pages F-13 and F-25 to address your comment.

11.It appears the disclosure of the 30,232,558 shares authorized for issuance on July 1, 2022 represents the same 15,116,279 shares disclosed as issued on November 23, 2022 and the 15,116,279 shares issued on December 12, 2022. Please clarify or revise. Please note this revision also applies to the disclosure in Note 6 on page F- 25 of your interim financial statements for the three months ended November 30, 2024.

Response: The disclosure was revised on pages 19 and F-25. There were two issuances of 15,116,279 shares on July 1, 2022 to Nataliia Petranetska and on December 12, 2022 to Khamijon Alimzhanov.

Regards,

/s/ Nataliia Petranetska

Nataliia Petranetska

President, Director, Treasurer

& Chief Executive/ Financial Officer

Sky Century Investment, Inc